Exhibit 99.1

GOLDCORP INC. ANNOUNCES SECONDARY OFFERING OF
ENTIRE 25.6% INTEREST IN TAHOE RESOURCES INC.

VANCOUVER, British Columbia, June 15, 2015 — Goldcorp Inc. (“Goldcorp”) (TSX: G, NYSE: GG) and Tahoe Resources Inc. (“Tahoe”) (TSX: THO, NYSE: TAHO, BVL: THO) today announced that they have entered into an agreement with GMP Securities L.P. and BMO Capital Markets acting as joint bookrunners on behalf of a syndicate of underwriters (collectively, the “Underwriters”) for a secondary offering by Goldcorp, on a bought deal basis, of 58,051,692 common shares of Tahoe (the “Common Shares”) at a price of C$17.20 per Common Share for gross proceeds of C$998,489,102 (the “Offering”). The Offering represents the sale of all of Goldcorp’s interest in Tahoe. Tahoe will not receive any of the proceeds from the Offering.

The Common Shares to be sold under the Offering will be offered by way of a short form prospectus in all of the provinces and territories of Canada and will be offered in the United States pursuant to a prospectus filed as part of a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Offering is scheduled to close on or about June 30, 2015 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

A written prospectus relating to the Offering may be obtained upon request by contacting GMP Securities L.P., Equity Capital Markets by telephone at 416-943-6105 or by email at ecm@gmpsecurities.com or BMO Capital Markets c/o The Data Group of Companies, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO and has received a provisional listing on the Bolsa de Valores in Peru.

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Tahoe Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “optimize”, “update” and similar expressions are intended to identify forward-looking information or statements.

In respect of the forward-looking statements, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s control. These include, but are not limited to, results of exploration activities and development of mineral properties; the interpretation of drilling results and other geological data; the uncertainties of resource and reserve estimations; receipt and security of mineral property titles; receipt of licenses to conduct mining activities; country risks and civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

The forward-looking statements and information contained in this news release are made as of the date hereof and Tahoe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com

Tel: 775-448-5807